UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Subject Company)

Blue Apron Holdings, Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 309

(CUSIP Number of Class of Securities)

Linda Findley
President and Chief Executive Officer
Blue Apron Holdings, Inc.
28 Liberty Street
New York, NY 10005
(347) 719-4312

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher D. Barnstable-Brown, Esq. Mark Nylen, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 (212) 230-8800	Meredith L. Deutsch General Counsel and Corporate Secretary Blue Apron Holdings, Inc. 28 Liberty Street New York, NY 10005 (347) 719-4312

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Blue Apron Holdings, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2023 (as it may be further amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Basil Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Group, Inc., a Delaware corporation (“Parent” or “Wonder”), to acquire all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $13.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, each as may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”). The Offer to Purchase and form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Purchaser with the SEC on October 13, 2023.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “— (f) Cautionary Note Regarding Forward-Looking Statements.” (which shall be redesignated as subsection “— (g) Cautionary Note Regarding Forward-Looking Statements.”) at the end of such Item 8:

“(f) Final Results of the Offer and Completion of the Merger

The Offer expired at one minute after 11:59 p.m. Eastern Time, on November 9, 2023. Computershare Trust Company, N.A., in its capacity as depositary for the Offer, advised that, as of the Expiration Time, a total of 5,136,073 Shares were validly tendered and not validly withdrawn pursuant to the Offer, which Shares, together with all other Shares beneficially owned by Purchaser and its affiliates, represented approximately 66.73% of the Shares outstanding as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer, together with all other Shares beneficially owned by Purchaser and its affiliates, satisfied the Minimum Condition. After the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

As the final step of the acquisition process, Parent completed its acquisition of the Company by consummating the Merger on November 13, 2023, in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders. At the Effective Time of the Merger, Purchaser was merged with and into the Company, the separate existence of Purchaser ceased, and the Company continued as the Surviving Corporation and a wholly owned subsidiary of Parent. Each outstanding share of Company Common Stock, other than (a) shares of Company Common Stock that were (i) held in the treasury of the Company or by any wholly owned subsidiary of the Company, (ii) irrevocably accepted for purchase in the Offer by Purchaser or (iii) held by Parent, Purchaser or any other wholly owned subsidiary of Parent and (b) Dissenting Shares, were converted into the right to receive the Merger Consideration in cash.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Stock Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On November 13, 2023, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(J)	Press Release of Wonder Group, Inc. dated November 13, 2023 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO of Wonder Group, Inc. and Basil Merger Corporation filed with the SEC on October 13, 2023)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023	Blue Apron Holdings, Inc.

	By:	/s/ Linda Findley
Name: Linda Findley
Title: President and Chief Executive Officer